FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, October 18, 2012

FAIRFAX ANNOUNCES REPAYMENT OF GFIC LOAN NOTE
(Note: All dollar amounts in this press release are expressed in US dollars.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces that TIG Insurance Company, a runoff subsidiary of Fairfax, has today agreed with the holder of the loan note issued by TIG in connection with its acquisition of General Fidelity Insurance Company in February 2011 to pay $200 million in full and final satisfaction of that loan note.  It is expected that that payment will be made on or before November 9, 2012.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                        John Varnell, Vice President, Corporate Development,
at (416) 367-4941

Media Contact
Paul Rivett, Vice President, Operations,
at (416) 367-4941

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946